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                                   SCHEDULE 13(d)

                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                          Under the Securities Act of 1934


                                EASTERN BANCORP, INC.
                                    COMMON STOCK
                                 CUSIP NO. 276269107


         Date of event which requires filing this statement: November 13, 1996

         1.   NAME OF REPORTING PERSON:           John A. Cobb
                                                  c/o Eastern Bancorp, Inc.
                                                  537 Central Avenue
                                                  P.O. Box 700
                                                  Dover, New Hampshire 03820

                                                  E. David Humphrey
                                                  c/o Eastern Bancorp, Inc.
                                                  537 Central Avenue
                                                  P.O. Box 700
                                                  Dover, New Hampshire 03820

                                                  W. Stevens Sheppard
                                                  c/o Eastern Bancorp, Inc.
                                                  537 Central Avenue
                                                  P.O. Box 700
                                                  Dover, New Hampshire 03820

                                                  James M. Sutton
                                                  6402 South Troy Circle
                                                  Englewood, CO  80111
                                                  (303) 771-6661

         2.   MEMBER OF GROUP:                    2(a)
                                                      ------
                                                  2(b)   X
                                                      ------
                                                  See Item 4 below

         3.   SEC USE ONLY:

         4.   SOURCE OF FUNDS:                    See Item 3 below

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         5.   DISCLOSURE OF LEGAL PROCEEDINGS:    N/A

         6.   CITIZENSHIP:                        Each of the Reporting
                                                  Persons is a United States
                                                  Citizen

         7.   SOLE VOTING POWER:                  See Item 3 below.

         8.   SHARED VOTING POWER:                See Item 3 below.

         9.   SOLE DISPOSITIVE POWER:             See Item 3 below.

         10.  SHARED DISPOSITIVE POWER:           See Item 3 below.

         11.  AGGREGATE AMOUNT BENEFICIALLY       See Item 5 below
              OWNED BY REPORTING PERSON:

         12.  CHECK IF AGGREGATE IN ROW 11.       N/A
              EXCLUDES CERTAIN SHARES:

         13.  PERCENTAGE OF BENEFICIAL            18.1%
              OWNERSHIP:

         14.  TYPE OF REPORTING PERSON:           Each of the Reporting
                                                  Persons is an Individual
                                                  (IN)

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         ITEM 1.   SECURITY AND ISSUER

              The class of equity securities to which this Statement on
         Schedule 13D relates is the common stock, $.01 par value per share (the "Common Stock"), of Eastern Bancorp, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 537 Central Avenue, P.O. Box 700, Dover, New Hampshire 03820.

         ITEM 2.   IDENTITY AND BACKGROUND

              This Statement is being filed by certain officers and directors of the Issuer (collectively, the "Reporting Persons"), as more fully described below.

              John A. Cobb. Mr. Cobb has been a Director and the President of the Issuer since August 1988 and its Chief Executive Officer since February 1989. Mr. Cobb is also a Director of Vermont Federal Bank, FSB, a federally chartered stock savings bank and a wholly-owned subsidiary of the Issuer ("VFB"). Mr. Cobb's business address is c/o Eastern Bancorp, Inc., 537 Central Avenue, P.O. Box 700, Dover, New Hampshire 03820.

              E. David Humphrey. Mr. Humphrey has been a Director and Executive Vice President of the Issuer since 1992. Mr. Humphrey is also the President, Chief Operating Officer and a Director of VFB. Mr. Humphrey's business address is c/o Eastern Bancorp, Inc., 537 Central Avenue, P.O. Box 700, Dover, New Hampshire 03820.

              W. Stevens Sheppard. Mr. Sheppard has been a Director of the Issuer since 1989 and currently serves as its Chairman. Mr. Sheppard's business address is c/o Eastern Bancorp, Inc., 537 Central Avenue, P.O. Box 700, Dover, New Hampshire 03820.

              James M. Sutton. Mr. Sutton has been a Director of the Issuer since November 1995. Mr. Sutton is the President of Ameribank and the Chairman of American Bankshares, Inc., and his address is 6402 South Troy Circle, Englewood, Colorado 80111.

              Each of the Reporting Persons is a citizen of the United
         States.

              During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil

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         proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              This Statement relates to an aggregate of 709,409.79 shares of Common Stock beneficially owned by the Reporting Persons (See
         Item 5 hereof). The Reporting Persons acquired such shares of Common Stock on various dates and for the consideration described below.

              Each of Messrs. Cobb, Humphrey and Sheppard acquired the shares of Common Stock set forth opposite their name in Item 5 hereof pursuant to (i) the grant and/or exercise of stock options under the Issuer's stock option plans, and (ii) several of the Issuer's equity-based compensation plans such as its 401(k)/ESOP. Mr. Sutton acquired an aggregate of 5,250 shares of Common Stock pursuant to (i) the grant and/or exercise of stock options under the Issuer's stock option plans, and (ii) certain of the Issuer's equity-based compensation plans such as the Directors' Deferred Compensation Plan. Mr. Sutton acquired an aggregate of 356,100 shares of Common Stock in open market purchases from May, 1990 through June, 1996 at purchase prices ranging from $3.50 to $23.50 per share.

         ITEM 4.  PURPOSE OF TRANSACTION.

              As stated above, this Statement relates to an aggregate of 709,409.79 shares of Common Stock beneficially owned by the Reporting Persons (See Item 5 hereof).

              On November 13, 1996, the Issuer entered into an Agreement and Plan of Reorganization (the "Merger Agreement") among the Issuer, VFB, and Vermont Financial Services Corp., a Delaware corporation ("VFSC"), pursuant to which the Issuer will be merged with and into VFSC (the "Merger"). In consideration of, and as a condition to, VFSC entering into the Merger Agreement, each of the Reporting Persons executed a Stockholders' Agreement, dated November 13, 1996, pursuant to which each Reporting Person, among other things, agreed to vote or cause to be voted all shares of

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         Common Stock that such Reporting Person is entitled to vote for the approval of the Merger and against any other transaction of this kind involving the Issuer. The Stockholders' Agreement is attached as Exhibit 1 hereto, and its description herein is qualified in its entirety by reference thereto.

              Other than as described above, none of the Reporting Persons has any plans or proposals which relate to, or may result in, any of the matters listed in paragraphs (a) through (j) of Item 4 of
         Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

              As a result of the Stockholders' Agreement, the Reporting Persons may be deemed to beneficially own, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, an aggregate of 709,409.79 shares of Common Stock of the Issuer, which would represent approximately 18.1% of the shares of Common Stock outstanding (based on the number of shares of Common Stock outstanding on October 31, 1996, as set forth in the Merger Agreement). The Reporting Persons, individually, beneficially own the number of shares of Common Stock set forth in the table below. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons and by VFSC.

                                  Number of Shares            Percent of
           Name of                 of Common Stock        Outstanding Shares
         Reporting Person       Beneficially Owned(1)     of Common Stock(1)
         ----------------       ---------------------     ------------------

         John A. Cobb(2)              195,888.64                    5.1%

         E. David Humphrey(3)          94,411.15                    2.5%

         W. Stevens Sheppard(4)        57,760                       1.6%

         James M. Sutton(5)           361,350                       9.8%


         -------------------

         (1)  As of October 31, 1996.

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         (2)  Includes 412 shares of Common Stock owned by Mr. Cobb's wife with respect to which Mr. Cobb shares voting and dispositive power. Also includes 157,500 shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of October 31, 1996.

         (3) Includes 3,000 shares of Common Stock owned by Mr. Humphrey's wife with respect to which Mr. Humphrey shares voting and dispositive power. Also includes 75,000 shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of October 31, 1996.

         (4) Includes 4,500 shares of Common Stock owned by Mr. Sheppard's wife over which Mr. Sheppard has no voting or dispositive power. Also includes 8,250 shares of Common Stock issuable upon the exercise of stock options that are exercisable within 60 days of October 31, 1996.

         (5) Includes 267,750 shares of Common Stock owned by JMS Investors, Ltd., a Family Limited Partnership of which
              Mr. Sutton is the general partner. Mr. Sutton disclaims beneficial ownership of these shares, except to the extent of his direct pecuniary interest therein. Also includes an aggregate of 4,500 shares owned by Mr. Sutton as custodian for his children. Also includes 3,300 shares owned by Mr. Sutton's wife and an aggregate of 63,900 shares owned by Mr. Sutton's wife as custodian for their children over which Mr. Sutton has no voting or dispositive power. Also includes 5,250 shares owned by American Bankshares, Inc. over which Mr. Sutton shares voting and dispositive power. Also includes 5,250 shares of Common stock issuable upon the exercise of stock options that are exercisable within 60 days of October 31, 1996.

              Except as described herein, none of the Reporting Persons beneficially owns or has acquired any shares of Common Stock of the Issuer within the past 60 days.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Except for the Stockholders' Agreement, none of the Reporting Persons has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders fees, joint ventures, loan or option arrangements, puts or calls,

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         guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.



         Exhibit No.                  Description
         -----------                  -----------

         1 Stockholders' Agreement, dated November 13, 1996, among Vermont Financial Services Corporation and John A. Cobb, E. David Humphrey, W. Stevens Sheppard and James M. Sutton.

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                                      SIGNATURE

              After reasonable inquiry and to the best of their knowledge and belief of each of the undersigned, each of the undersigned certifies, in his individual capacity, that the information set forth in this Statement is true, complete and correct.

         November 25, 1996



                                       /s/ John A. Cobb
                                       -----------------------------------
                                       John A. Cobb


                                       /s/ E. David Humphrey
                                       -----------------------------------
                                       E. David Humphrey


                                       /s/ W. Stevens Sheppard
                                       -----------------------------------
                                       W. Stevens Sheppard


                                       /s/ James M. Sutton
                                       -----------------------------------
                                       James M. Sutton